Exhibit 99.1

BALLARD POWER SYSTEMS INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$86,420	$188,748
Short-term investments	144,863	51,511
Accounts receivable	6,586	10,266
Inventories	16,030	12,325
Prepaid expenses and other current assets	4,396	2,396
Current assets held for sale (note 3)	7,218	13,003
	265,513	278,249

Property, plant and equipment	61,881	66,846
Intangible assets	52,175	61,916
Goodwill	155,324	155,324
Investments	10,728	11,914
Long-term assets held for sale (note 3)	79,924	79,815
Other long-term assets	3,685	5,107
	$629,230	$659,171
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,422	$24,574
Deferred revenue	1,224	2,662
Accrued warranty liabilities	21,150	27,202
Current liabilities held for sale (note 3)	10,571	14,734
	51,367	69,172

Long-term liabilities	10,303	9,814
Long-term liabilities held for sale (note 3)	4,531	5,094
	66,201	84,080

Shareholders’ equity:
Share capital	1,279,062	1,231,689
Contributed surplus	9,411	6,902
Accumulated deficit	(725,208)	(663,264)
Cumulative translation adjustment	(236)	(236)
	563,029	575,091
	$629,230	$659,171

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ian Bourne”	“Douglas Whitehead”
Director	Director

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BALLARD POWER SYSTEMS INC.

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Revenues:
Product revenues	$8,657	$15,407	$19,237	$28,629
Engineering service and other revenue	294	5,763	702	8,580

Total revenues	8,951	21,170	19,939	37,209

Cost of revenues and expenses:
Cost of product revenues	7,134	10,272	18,535	24,334
Research and product development	19,654	22,229	39,935	43,920
General and administrative	4,581	4,380	8,971	7,365
Marketing	2,072	2,465	4,144	4,699
Depreciation and amortization	6,891	11,574	13,805	23,323
Total cost of revenues and expenses	40,332	50,920	85,390	103,641

Loss before undernoted	(31,381)	(29,750)	(65,451)	(66,432)
Investment and other income (loss)	2,810	(131)	5,133	338
(Loss) gain on disposal and write-down of long-lived assets	(308)	54	(312)	(305)
Equity in loss of associated companies	(619)	(620)	(1,223)	(1,008)
Loss before income taxes	(29,498)	(30,447)	(61,853)	(67,407)
Income taxes	—	108	91	311
Net loss for period	(29,498)	(30,555)	(61,944)	(67,718)
Accumulated deficit, beginning of period	(695,710)	(525,020)	(663,264)	(487,857)
Accumulated deficit, end of period	$(725,208)	$(555,575)	$(725,208)	$(555,575)
Basic and diluted loss per share	$(0.24)	$(0.26)	$(0.50)	$(0.57)
Weighted average number of common shares outstanding	123,678,338	118,384,845	123,207,634	118,315,117

See accompanying notes to consolidated financial statements.

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BALLARD POWER SYSTEMS INC.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Cash provided by (used for):
Operating activities:
Net loss for period	$(29,498)	$(30,555)	$(61,944)	$(67,718)
Items not affecting cash:
Compensatory shares	1,058	1,288	3,302	2,117
Depreciation and amortization	7,695	13,064	15,528	26,343
Loss (gain) on sale and write-down of long-lived assets	309	(54)	312	305
Equity in loss of associated companies	619	620	1,223	1,008
Other	(82)	(51)	(165)	(150)
	(19,899)	(15,688)	(41,744)	(38,095)
Changes in non-cash working capital:
Accounts receivable	(969)	2,469	3,680	4,712
Inventories	(1,254)	(523)	(3,705)	(4,016)
Prepaid expenses and other current assets	45	90	383	744
Accounts payable and accrued liabilities	218	(1,461)	(4,459)	(5,844)
Deferred revenue	(344)	164	(1,438)	1,669
Accrued warranty liabilities	(4,982)	(7,151)	(6,052)	(3,518)
Net current assets and liabilities held for sale (note 3)	(590)	500	1,622	(4,147)
	(7,876)	(5,912)	(9,969)	(10,400)
Cash used by operations	(27,775)	(21,600)	(51,713)	(48,495)

Investing activities:
Net increase in short-term investments	(30,832)	(78,697)	(93,352)	(129,565)
Additions to property, plant and equipment	(973)	(868)	(1,444)	(1,149)
Additions to intangible assets	—	(23)	—	(23)
Proceeds on sale of property, plant and equipment	140	38	201	132
Investments (note 2)	—	(272)	(37)	(2,384)
Other long-term assets	(501)	(758)	(961)	(1,170)
Long-term liabilities	(69)	305	91	674
	(32,235)	(80,275)	(95,502)	(133,485)
Financing activities:
Net proceeds on issuance of share capital (note 5)	—	9	44,887	9
Other	—	—	—	(4)
	—	—	44,887	5
Decrease in cash and cash equivalents	(60,010)	(101,866)	(102,328)	(181,975)
Cash and cash equivalents, beginning of period	146,430	197,990	188,748	278,099
Cash and cash equivalents, end of period	$86,420	$96,124	$86,420	$96,124

Supplemental disclosure of cash flow information (note 7)

See accompanying notes to consolidated financial statements.

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BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.              Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s 2004 Annual Report. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s 2004 Annual Report has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s 2004 Annual Report.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.              Investments:

During the six months ended June 30, 2005, the Corporation made an additional investment of nil (2004 – $1,656,000) in EBARA BALLARD Corporation representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders.  The Corporation also made an additional investment of $37,000 (2004 – $728,000) in Chrysalix Energy Limited Partnership.

3.              Assets held for sale:

On June 23, 2005, the Corporation signed an agreement (the “Acquisition Agreement”) for the previously-announced sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). Under the terms of the Acquisition Agreement:

•                  DaimlerChrysler and Ford will acquire the Corporation’s 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to the Corporation an aggregate of 9.0 million of its common shares that they currently own, valued at $73.8 million, based on the average quoted market price of the common shares around the July 8, 2004 announcement date of $8.20 per share. These shares will then be cancelled.

•                  The existing forward sale agreement, which committed the Corporation to purchase the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of approximately 7.6 million of its common shares to DaimlerChrysler, will be cancelled on the closing date of the transaction. As a result, BPSAG will be wholly-owned by DaimlerChrysler and Ford.

•                  The Corporation will be reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, is estimated to be at least $20 million and will be recorded as a gain when the transaction closes.

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•                  The Corporation will receive a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

The Corporation has also agreed, as part of the transaction, to release Ford from any future obligations under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to the Corporation of 3,005,892 of its common shares owned by Ford.

Completion of the transaction remains subject to approvals of the shareholders of the Corporation and any required approvals of regulatory agencies in the European Union, all of which are expected in August 2005.

Following the transaction, DaimlerChrysler will own approximately 19.2% and Ford will own approximately 11.5% of the common shares of the Corporation outstanding on an undiluted basis.

During 2004, the Corporation recorded an estimated loss of $23.1 million on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG to the estimated proceeds to be received.  Due to longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain will be recorded in the quarter in which the transaction closes.  The overall gain or loss on the sale of BPSAG depends on a number of variables, including changes in our net investment in BPSAG and final purchase price adjustments.  Included in the assets and liabilities held for sale are:

	June 30 2005	December 31 2004
Accounts receivable	$1,107	$4,564
Inventories	6,017	8,320
Prepaid expenses	94	119
Current assets held for sale	$7,218	$13,003

Property, plant and equipment	$10,575	$10,466
Intangible assets	27,416	27,416
Goodwill	41,933	41,933
Long-term assets held for sale	$79,924	$79,815

Accounts payable and accrued liabilities	$5,775	$10,459
Deferred revenue	644	94
Accrued warranty liabilities	4,152	4,181
Current liabilities held for sale	$10,571	$14,734

Long-term liabilities held for sale	$4,531	$5,094

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4.              Employee future benefits:

The Corporation maintains two defined benefit pension plans.  The benefits under the pension plans are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s employee future benefit plans, in aggregate, is as follows:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Pension plans	$345	$180	$693	$572
Other benefit plans	118	94	235	188
	$463	$274	$928	$760

5.              Share capital:

During the three-month period ended March 31, 2005, the Corporation issued 4,457,545 of its common shares at CAD$12.34 per share subsequent to the Corporation’s unconditional exercise, in December 2004, of its right to call a CAD$55 million equity investment in the Corporation from DaimlerChrysler and Ford.

During the three and six month periods ended June 30, 2005, compensation expense of $956,000 (2004 – $558,000) and $1,917,000 (2004 – $1,447,000), respectively, was recorded in net income as a result of fair value accounting for share options.

During the three and six month periods ended June 30, 2005, options to acquire nil (2004 – nil) and 779,250 (2004 – 532,152) common shares, respectively, were granted with a fair value of $3.95 per share (2004 - $6.72) and vesting periods of three years (2004 – three years). The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Expected life	—	—	7 years	7 years
Expected dividends	—	—	Nil	Nil
Expected volatility	—	—	60%	63%
Risk-free interest rate	—	—	4%	4%

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

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	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Net loss	$29,498	$30,555	$61,944	$67,718
Compensation charge related to options granted	2,080	4,107	6,131	8,214
Pro-forma net loss	$31,578	$34,662	$68,075	$75,932
Pro-forma basic and diluted loss per share	$0.26	$0.29	$0.55	$0.64

As at June 30, 2005, options to purchase 6,448,055 common shares were outstanding.

6.              Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries, affiliates, and the Corporation’s equity accounted investees.  The revenue and costs recognized from such transactions reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	June 30, 2005	December 31, 2004
Balances with related parties:
Accounts receivable	$3,094	$8,700
Accounts payable	1,070	1,333

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$2,913	$14,076	$9,352	$20,866
Purchases	142	250	414	759
Contract research and development expenditures	102	331	213	608

7.              Supplemental disclosure of cash flow information:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Income taxes paid	$107	$(37)	$145	$46
Non-cash financing and investing activities
Compensatory shares	$145	$—	$2,510	$2,050

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8.              Segmented financial information:

The Corporation operates in three market segments, Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete proton exchange membrane (“PEM”) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of products ranging from fuel cell power generation products to power electronics for the Power Generation market segment.  The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing expenses and general and administrative expenses, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis.  No change in segment definition has been made in the quarter.

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	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Revenues
Transportation	$4,375	$17,138	$11,849	$29,098
Power Generation	1,507	609	2,360	1,482
Material Products	3,069	3,423	5,730	6,629
	$8,951	$21,170	$19,939	$37,209
Segment income (loss) for period(1)
Transportation	$(686)	$1,573	$(1,804)	$(4,117)
Power Generation	(6,877)	(3,788)	(14,348)	(7,003)
Material Products	(344)	136	(852)	13
Total	(7,907)	(2,079)	(17,004)	(11,107)
Corporate amounts
Research and product development	(9,930)	(9,252)	(21,527)	(19,938)
General and administrative	(4,581)	(4,380)	(8,971)	(7,365)
Marketing	(2,072)	(2,465)	(4,144)	(4,699)
Depreciation and amortization	(6,891)	(11,574)	(13,805)	(23,323)
Investment and other income (loss)	2,810	(131)	5,133	338
Gain (loss) on sale and write-down of long-lived assets	(308)	54	(312)	(305)
Equity in loss of associated companies	(619)	(620)	(1,223)	(1,008)
Loss before income taxes	$(29,498)	$(30,447)	$(61,853)	$(67,407)

(1)          Research and product development costs directly related to segments are included in segment income (loss) for the period.

9.              Guarantees and contingencies:

The Corporation has issued a letter of credit in the amount of $1,136,000 related to a lease agreement for premises.  The letter of credit expires in December 2005.

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BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three and six-month periods ended June 30, 2005. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2004. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2004 contained in our 2004 Annual Report. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2004. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated July 18, 2005.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

Our net loss for the three months ended June 30, 2005 was $29.5 million, or ($0.24) per share, compared with a net loss of $30.6 million, or ($0.26) per share for the same period in 2004. The primary reasons for the lower loss in 2005 are a $4.7 million decline in depreciation and amortization, a $2.6 million decline in research and development expenses, a $2.2 million favourable swing in foreign exchange and a $0.8 million improvement in investment and other income. This was partly offset by a $5.5 million decline in engineering service revenue and a $3.6 million decline in product margins.

Our revenues for the three months ended June 30, 2005 were $9.0 million, compared to $21.2 million for the same period in 2004. This decrease includes a $6.8 million, or 44%, decrease in product revenues and a $5.5 million, or 95%, decrease in engineering service and other revenue. The decrease in product revenues primarily relates to lower product deliveries to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) associated with the current generation light-duty fuel cell engine program, lower fuel cell sales to Transportation customers other than DaimlerChrysler and Ford and the completion of shipments of heavy-duty fuel cell bus engines in 2004. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine development program which is wholly funded by us, being in its early stages.

Cash used by operations and for capital expenditures for the three months ended June 30, 2005 were $28.7 million compared to $22.5 million for the same period in 2004. The increase in 2005 is primarily due to higher cash losses and a higher increase in working capital requirements driven primarily by unfavourable changes in accounts receivable.  The higher cash losses were driven by lower engineering service revenues and a decline in product margins, partly offset by a decline in research and development expenses, a favourable swing in foreign exchange and an improvement in investment and other income.

Our net loss for the six months ended June 30, 2005 was $61.9 million, or ($0.50) per share, compared with a net loss of $67.7 million, or ($0.57) per share for the same period in 2004. The primary reasons for the lower loss in 2005 are a $9.5 million decline in depreciation and amortization, a $4.0 million decline in research and development expenses, and a $3.8 million favourable swing in foreign exchange. This was partly offset by a $7.9 million decline in engineering service revenue and a $3.6 million decline in product margins.

Our revenues for the six months ended June 30, 2005 were $19.9 million, compared to $37.2 million for the same period in 2004. This decrease includes a $9.4 million, or 33%, decrease in product revenues and a $7.9 million, or 92%, decrease in engineering service and other revenue. The decrease in product revenues primarily relates to lower product deliveries to DaimlerChrysler and Ford from the current generation light-duty fuel cell engine program, lower fuel cell sales to Transportation customers other than DaimlerChrysler and Ford and the completion of shipments of heavy-duty fuel cell bus engines in 2004. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine development program which is wholly funded by us, being in its early stages.

Cash used by operations and capital expenditures for the six months ended June 30, 2005 were $53.2 million compared to $49.6 million for the same period in 2004. The increase in 2005 is primarily due to higher cash losses driven by lower engineering service revenue and product margins partly offset by lower research and product development expenses and favourable swings in foreign exchange.

SIGNIFICANT DEVELOPMENTS

On June 23, 2005 we signed an agreement (the “Acquisition Agreement”) for the previously-announced sale of our interest in our German subsidiary, Ballard Power Systems AG (“BPSAG”) to DaimlerChrysler and Ford.  Under the terms of the Acquisition Agreement:

•                  DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to us an aggregate of 9.0 million of our common shares that they currently own, valued at $73.8 million, based on the average quoted market price of our common shares around the July 8, 2004 announcement date of $8.20 per share. These shares will then be cancelled.

•                  The existing forward sale agreement, which committed us to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler in exchange for the issuance of approximately 7.6 million of our common shares to DaimlerChrysler, will be cancelled on the closing date of the transaction. As a result, BPSAG will be wholly-owned by DaimlerChrysler and Ford.

•                  We will be reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, is estimated to be at least $20 million and will be recorded as a gain when the transaction closes.

•                  We will receive a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

•                  We have also agreed as part of the transaction to release Ford from any future obligations to us under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to us of 3,005,892 of our common shares owned by Ford.

At closing, which is expected to occur on or about August 31, 2005, the parties have also agreed to sign the Fourth Alliance Agreement, a bus service agreement (the “Bus Services Agreement”) and agreements for the next generation automotive fuel cell and fuel cell vehicle electric drive development programs. Changes to the Alliance under the Fourth Alliance Agreement from the existing Third Alliance Agreement will primarily reflect the transfer of BPSAG to DaimlerChrysler and Ford and provide each of the parties with greater flexibility while respecting the principles upon which the Alliance is based. Under the Bus Services Agreement, we will provide, under a separate contract, field support and warranty services for 36 demonstration fuel cell buses in Europe, Australia and China. This contract is worth approximately $3.6 million in revenue to us. The development agreement for the next generation fuel cell provides for funding to us of up to $37 million from DaimlerChrysler and Ford, subject to our completion of work and achievement of technical milestones. The development agreement for the next generation electric drive system provides for funding to us of up to $22 million, subject to the completion of work.

Completion of the transaction remains subject to approvals of our shareholders and any required approvals of regulatory agencies in the European Union, all of which are expected in August 2005. See also “Risks and Uncertainties” below and in our 2005 Annual Information Form.

On completion of the sale of BPSAG, we will continue to be responsible for the research, development and manufacture of vehicular fuel cells for each of DaimlerChrysler and Ford, while DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant).

During 2004 we recorded an estimated loss of $23.1 million on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG based on the estimated proceeds to be received.  Due to longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain will be recorded in the quarter in which the transaction closes. The overall gain or loss on the sale of BPSAG depends on a number of variables, including changes in our net investment in BPSAG and final purchase price adjustments.

On May 26, 2005, we entered into a Memorandum of Understanding (the “MOU”) with our Japanese partner EBARA Corporation (“EBARA”) and our jointly-owned company, EBARA BALLARD Corporation (“EBARA BALLARD” - owned 51% by EBARA and 49% by us), related to a transaction that will provide funding for the next generation of cogeneration fuel cell stack and system technology. This transaction will provide us with $30 million in cash through development funding and equity contributions. The following are the key terms of the MOU:

•                  We will receive $18 million over the next four years for the ongoing development of the current and next generation 1 kW combined heat and power cogeneration fuel cell stack, subject to the completion of the work pursuant to technical milestones under the development program.

•                  EBARA BALLARD will gain rights, over time, through an exclusive, royalty-bearing license, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cell stacks in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market.  In connection with this license, in addition to ongoing royalties, we will receive an up-front license fee of $23.6 million.  We will also have the right to receive an exclusive, royalty-bearing, worldwide (except Japan) license to all improvements developed by EBARA BALLARD.

•                  We will retain all rights related to stationary cogeneration fuel cell markets outside of Japan.

•                  We will receive an equity investment from EBARA of $11.7 million in two equal payments, one at closing and the other one year following the closing of the transaction.

•                  We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA BALLARD over the next four years, representing our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation cogeneration fuel cell system.

In December 2004, we unconditionally exercised the call notice delivered to DaimlerChrysler and Ford in July 2004 in order to take advantage of the pricing established by the call notice. Under the call notice, DaimlerChrysler and Ford were required to invest CAD$55 million in our common shares upon our request. DaimlerChrysler and Ford completed their CAD$55 million investment under the call notice in January 2005 in exchange for the issuance of 4,457,545 of our common shares.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and to an understanding of our results of operations. The application of these and other accounting policies is described in note 1 to our 2004 annual consolidated financial statements and did not change in the three and six-month periods ended June 30, 2005. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

Revenue Recognition

We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones. There is a risk that a customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. Under the terms of certain contracts, we also earn customer service revenue, some of which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized. During the three and six-month periods ended June 30, 2005 and 2004, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.

Warranty Provision

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the three months ended June 30, 2005 and 2004 were reduced by a net amount of $3.2 million and $5.6 million, respectively and for the six months ended June 30, 2005 and 2004 were reduced by a net amount of $5.7 million and $6.0 million, respectively. The majority of our warranty provision is for Transportation-related fuel cell products.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of technology changes, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended June 30, 2005 and 2004, inventory provisions of $45,000 and $0.4 million, respectively, were recorded as a charge to cost of product revenues. During the six months ended June 30, 2005 and 2004, inventory provisions of $0.3 million and $0.7 million, respectively, were recorded as a charge to cost of product revenues.

Investments

We have made strategic investments in other companies or partnerships that are developing technology with potential application in fuel cell products. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred. During the three and six-month periods ended June 30, 2005 and 2004, no write-downs of our investments were recorded.

Intangible Assets and Goodwill

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three and six-month periods ended June 30, 2005 and 2004, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

Beginning in 2005, we adopted CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”), which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIEs”).  We have identified potential VIEs and determined that we have no relationships with legal entities that meet the definition of a VIE and therefore the adoption of AcG-15 did not have a significant impact on our consolidated financial statements.

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2005 were $9.0 million, a $12.2 million or 58% decrease from the same period in 2004. Revenues for the six months ended June 30, 2004 were $19.9 million, a $17.3 million or 46% decrease from the comparative period in 2004. The decreases in revenues primarily reflect lower engineering service and other revenues and lower product revenues from the Transportation market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended June 30
	2005			2004
		Engineering			Engineering
		Service and			Service and
(Expressed in thousands of U.S. dollars)	Product	Other	Total	Product	Other	Total
Transportation	$4,081	$294	$4,375	$11,375	$5,763	$17,138
Power Generation	1,507	—	1,507	609	—	609
Material Products	3,069	—	3,069	3,423	—	3,423
	$8,657	$294	$8,951	$15,407	$5,763	$21,170

	Six months ended June 30
	2005			2004
		Engineering			Engineering
		Service and			Service and
(Expressed in thousands of U.S. dollars)	Product	Other	Total	Product	Other	Total
Transportation	$11,147	$702	$11,849	$20,518	$8,580	$29,098
Power Generation	2,360		2,360	1,482	—	1,482
Material Products	5,730		5,730	6,629	—	6,629
	$19,237	$702	$19,939	$28,629	$8,580	$37,209

Transportation product revenues for the three and six-month periods ended June 30, 2005 decreased by $7.3 million, or 64%, and $9.4 million, or 46%, respectively, from the comparative periods in 2004. Revenues during 2005 were down because of lower product deliveries to DaimlerChrysler and Ford, from the current generation light-duty fuel cell engine program, lower fuel cell sales to Transportation customers other than DaimlerChrysler and Ford and the completion of shipments of heavy-duty fuel cell bus engines to a customer in California during 2004.

Engineering service and other revenue primarily reflects the achievement of predefined development milestones for our customers, the related costs of which are included in research and development expenses. The decline in engineering service revenue for the three and six-month periods ended June 30, 2005, as compared to the same period in 2004, resulted from the 2004 completion of the development phase of the current generation light-duty fuel cell engine program and the next generation light-duty fuel cell engine program being in the early stages.

Power Generation revenues for the three and six-month periods ended June 30, 2005 increased by $0.9 million, or 147%, and $0.9 million, or 59%, respectively, as compared to the same periods in 2004, due primarily to higher sales of our 1 kW fuel cell module for our combined heat and power stationary fuel cell generator and EcostarTM Power Converters.

Material Products revenues for the three and six-month periods ended June 30, 2005 decreased by $0.4 million, or 10%, and $0.9 million, or 14%, respectively, compared to the same periods in 2004, due primarily to lower vehicle production volumes by our customer.

We expect revenues for 2005 to decline compared to 2004.  As we expect the sale of BPSAG will be completed during the third quarter of 2005, our 2005 financial results will only include a partial year of revenues from BPSAG compared to a full year of BPSAG revenues in 2004.  Also, BPSAG sales in 2005 are expected to be significantly lower in 2005 than those in 2004 due to lower deliveries of fuel cell support systems to DaimlerChrysler and Ford. Other contributing factors to the reduction in revenues for 2005 include the lower heavy-duty fuel cell bus engine revenue and lower product deliveries of the current generation light-duty fuel cell engines due to the completion of shipments for the U.S. Department of Energy fuel cell vehicle demonstration program.  Engineering service revenue for 2005 is expected to be approximately the same as in 2004 ($13.8 million in 2004), and will occur primarily in the second half of 2005.  Because of this, overall revenues for the second half of 2005 are expected to be higher than the first half of 2005.

Power Generation revenue for 2005 is expected to be moderately higher than in 2004, reflecting increased revenues from the sale of our 1kW combined heat and power stationary fuel cell generator and Ecostar™ Power Converters.  Material Product revenues are expected to be lower than in 2004 due to lower vehicle production volumes by our customer.

Cost of product revenues for the three months ended June 30, 2005 were $7.1 million, a decrease of $3.1 million or 31% compared to the same period in 2004. Cost of product revenues for the six months ended June 30, 2005 were $18.5 million, a decrease of $5.8 million or 24% compared to the same period last year. The decreases primarily resulted from lower product revenues. In addition, cost of product revenues during the three and six-month periods ended June 30, 2005 were reduced for the reversal of accrued warranty liabilities of $3.2 million and $5.7 million, respectively, due to improved lifetime expectancy for our heavy-duty fuel cell bus engines. For the three and six-month periods ended June 30, 2004, cost of product revenues included accrued warranty liability reversals of $5.6 million and $6.0 million, respectively, primarily due to contractual expirations, improved lifetime expectancy and lower production costs for light and heavy-duty fuel cell modules.

Research and product development expenses for the three months ended June 30, 2005 were $19.7 million, a decrease of $2.6 million or 12% compared to the same period in 2004. Research and product development expenses for the six months ended June 30, 2005 were $39.9 million, a decrease of $4.0 million or 9%, compared to the same period in 2004. The decreases are primarily due to the reduced spending on Nexa®, Nexa® RM and Airgen™ fuel cell generators and the completion in 2004 of our current light and heavy-duty fuel cell engine development programs. The next generation light-duty fuel cell engine program is in the early stages of development and costs are expected to increase over the next several quarters. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three and six-month periods ended June 30, 2005, compared to the same period in 2004.

Included in research and product development expenses for the three and six-month periods ended June 30, 2005 were costs of $0.2 million and $0.4 million, respectively, related to our achievement of predefined milestones for our customers under the current development programs for which we earned engineering service revenue. Costs associated with the current development program during the three and six-month periods ended June 30, 2004 were $3.7 million and $7.9 million, respectively.

General and administrative expenses for the three months ended June 30, 2005, were $4.6 million, an increase of $0.2 million or 5% compared to the same period in 2004, due primarily to the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar. General and administrative expenses for the six months ended June 30, 2005, were $9.0 million, an increase of $1.6 million or 22% compared to the same period in 2004. The primary reason for the increase relative to the same six-month period in 2004 is the partial reversal of provisions for bonuses during 2004 and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar. Excluding the above noted items, general and administrative expenses for the three and six-month periods ended June 30, 2005 were comparable to the same periods in 2004.

Marketing expenses for the three months ended June 30, 2005 were $2.1 million, a $0.4 million or 16% decrease from marketing expenses in the same period of 2004. Marketing expenses for the six months ended June 30, 2005 were $4.1 million, a $0.6 million or 12% decrease from marketing expenses in the same period of 2004. The decreases in marketing expenses reflect reductions in marketing personnel as a result of lower sales activities, partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Depreciation and amortization was $6.9 million for the three months ended June 30, 2005, a decrease of $4.7 million or 41% as compared to the same period in 2004. Depreciation and amortization was $13.8 million for the six months ended June 30, 2005, a decrease of $9.5 million or 41% as compared to the same period in 2004. In accordance with Canadian and U.S. GAAP, in July 2004 we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale. Lower intangible asset balances in 2005, due to certain write-downs at the end of 2004, also contributed to the lower depreciation and amortization during the quarter.

Investment and other income (loss) was $2.8 million for the three months ended June 30, 2005, compared to ($131,000) for the corresponding period in 2004. Investment and other income (loss) was $5.1 million for the six months ended June 30, 2005, compared to $338,000 for the corresponding period in 2004.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of U.S. dollars)	2005	2004	2005	2004
Investment and other income	$2,191	$1,426	$3,780	$2,824
Foreign exchange gain (loss)	619	(1,557)	1,353	(2,486)
	$2,810	$(131)	$5,133	$338

Investment and other income, excluding foreign exchange gain (loss), was $2.2 million and $3.8 million for the three and six-month periods ended June 30, 2005, respectively, an increase of $0.8 million, or 54%, and $1.0 million, or 34%, compared to the same periods in 2004. The improvements are primarily due to higher interest rates, partly offset by the effect of lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. The foreign exchange gain for the three and six-month periods ended June 30, 2005 primarily relates to the weakening of the Euro against the U.S. dollar on our Euro net monetary liabilities, partly offset by the effect of a weaker Canadian dollar relative to the U.S. dollar on our Canadian net monetary assets.  While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $231.3 million as at June 30, 2005, a decrease of $9.0 million from the end of 2004. The decrease was primarily driven by net losses (excluding non-cash items) of $41.7 million, an increase in non-cash working capital requirements of $10.0 million and investing outflows of $2.2 million (excluding an increase in short-term investments), partly offset by $44.9 million (CAD$55 million) in equity funding received in January 2005 from DaimlerChrysler and Ford. Cash, cash equivalents and short-term investments decreased by $52.4 million during the six-month period ended June 30, 2004 driven by net losses (excluding non-cash items) of $38.1 million, higher non-cash working capital requirements of $10.4 million and investing outflows of $3.9 million (excluding an increase in short-term investments).

Cash used by operations for the three and six-month periods ended June 30, 2005, was $27.8 million and $51.7 million, respectively. This compares to $21.6 million and $48.5 million for the corresponding periods in 2004. The higher cash requirements for operations during 2005 were driven primarily by higher cash losses mainly reflecting lower engineering service revenues. For the quarter, period-over-period increases in non-cash working capital requirements, discussed below, also negatively impacted cash used by operations.

For the three months ended June 30, 2005, working capital requirements resulted in cash outflows of $7.9 million compared to cash outflows of $5.9 million for the corresponding period in 2004. The cash outflow related to working capital for the three months ended June 30, 2005 was primarily driven by a decrease in accrued warranty liabilities because of a reversal of heavy-duty warranty obligations, higher working capital requirements related to assets and liabilities held for sale, which represent changes in the non-cash working capital of BPSAG, an increase in inventory, due to an increase in raw materials required for EcostarTM Power Converters and carbon fiber products, and higher accounts receivable due to shipment and invoice timing.

For the six months ended June 30, 2005, working capital requirements resulted in cash outflows of $10.0 million compared to cash outflows of $10.4 million for the corresponding period in 2004. The cash outflow related to working capital for the six months ended June 30, 2005 was primarily driven by a decrease in accrued warranty liabilities because of a reversal of heavy-duty warranty obligations, a decline in accounts payable and accrued liabilities from the beginning of the year due to the timing of the payment of bonuses and reduced expenditures, an increase in inventory due to service requirements for heavy-duty fuel cell bus field trials and raw materials required for EcostarTM Power Converters, and a decline in deferred revenue as we met obligations to provide services and recognized as revenues previously received deposits. These increases in working capital requirements were partly offset by lower accounts receivable due to reduced revenues.

Investing activities resulted in cash outflows of $32.2 million and $95.5 million for the three and six-month periods ended June 30, 2005, respectively, compared to cash outflows of $80.3 million and $133.5 million during the corresponding periods in

2004. Changes in short-term investments are primarily driven by our investment decisions in response to swings in yield curves in order to maximize investment returns. The increase in other assets for the three and six-month periods ended June 30, 2005, primarily represents deferred costs associated with the sale of BPSAG.  Capital spending of $1.0 million and $1.4 million for the three and six-month periods ended June 30, 2005 was primarily for lab and test equipment and computer systems and equipment.

Financing activities resulted in cash inflows of nil and $44.9 million for the three and six-month periods ended June 30, 2005, respectively, reflecting equity funding received in January 2005 from DaimlerChrysler and Ford.

As at July 18, 2005, we had 123,678,338 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 6,311,112 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2005, we had cash, cash equivalents and short-term investments totaling $231.3 million.  We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products.  Also, because of a number of factors such as lack of data from recurring sales, established markets and market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows.  Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is as follows: manage cash resources with strong fiscal discipline; focus on markets where development funding (engineering service revenue) is available to support product development activities; generate profit adding revenues from existing and future products; leverage our automotive product platforms into power generation market opportunities with early revenue potential; license technologies in cases where it is advantageous to the company; and access available government funding for research and development projects.  In addition, we will likely need to access additional funding in the next few years.  This may include financing from public equity markets or strategic investors depending on the timing and impact on cash requirements from the various factors noted above.

Our actual funding requirements will vary based on outcomes of the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with automotive customers; our working capital requirements;

foreign exchange fluctuations; the progress and results of our research, development and demonstration programs; and whether or not we complete the pending sale of BPSAG.

The following table provides pro-forma selected financial results adjusted for the effects of the sale of BPSAG. The management proxy circular to be delivered to shareholders in connection with the proposed BPSAG sale will contain detailed pro-forma financial information.

	Six months ended June 30, 2005		Year ended December 31, 2004
(Expressed in thousands of U.S. dollars)	Pro-Forma	As Reported	Pro-Forma	As Reported
Revenue	$13,387	$19,939	$61,805	$81,373
Operating Expenses	$53,568	$66,855	$118,638	$157,530
Net Loss	$(48,654)	$(61,944)	$(124,065)	$(175,407)

In conjunction with the Acquisition Agreement with DaimlerChrysler and Ford for the sale by us of our interest in BPSAG, the parties have agreed to also sign agreements for the next generation vehicular fuel cell and fuel cell electric drive programs. Under the proposed terms of the development agreements, DaimlerChrysler and Ford will jointly provide us with up to $59 million in engineering service revenue, subject to our completion of work and the achievement by us of predefined milestones. This excludes product revenues expected from these programs.

As contemplated in the MOU with EBARA and EBARA BALLARD, we will receive $18 million in engineering service revenue over the next four years for the ongoing development of the current and next generation 1 kW combined heat and power fuel cell, subject to the completion of the work pursuant to technical milestones under the development program. We will also receive an equity investment from EBARA of $11.7 million in two equal payments: one at closing, which is expected to occur later in 2005, and the other one year following closing of the transaction.  In connection with this license, we will receive an up-front license fee of $23.6 million in addition to ongoing royalties.  We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA BALLARD over the next four years, representing our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation cogeneration fuel cell system.

We expect cash requirements for operations and capital expenditures during 2005 to be between $85 million and $100 million, assuming the sale of BPSAG is completed in the third quarter of 2005 and that no significant changes in foreign exchange rates occur.  The potential increase in cash requirements for operations and capital expenditures in 2005, before any purchase price adjustments, compared to 2004 reflects changes in working capital requirements related to higher warranty expenditures for field trials and increased receivables related to the timing of engineering service revenue late in 2005.

As part of the BPSAG sale transaction, we will be reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and closing.  The payment, net of other purchase price adjustments, is estimated to be at least $20 million and will be reflected as a cash inflow from investing activities on the statement of cash flows. Therefore, adjusting for this reimbursement, we expect the net impact on our cash requirements from operations and capital expenditures in 2005 to be between $60-$80 million.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities for the next several years.

Off-Balance Sheet Arrangements & Contractual Obligations

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at June 30, 2005, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our net loss.

As at June 30, 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2004.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. The prices and terms of sale and purchase transactions with related parties are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also in the past purchased intellectual property and obtained licenses from and granted licenses to related parties.

Related party transactions for the periods indicated are as follows:

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of U.S. dollars)	2005	2004	2005	2004
Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$2,913	$14,076	$9,352	$20,866
Purchases	$142	$250	$414	$759
Contract research and development expenditures	$102	$331	$213	$608

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended
(Expressed in thousands of U.S. dollars, except per share amounts)	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
Product revenues	$8,657	$10,580	$16,335	$22,611
Engineering service and other revenue	294	408	4,199	1,019
Total revenue	$8,951	$10,988	$20,534	$23,630
Net loss	$(29,498)	$(32,446)	$(55,108)	$(52,581)
Net loss per share	$(0.24)	$(0.26)	$(0.46)	$(0.44)
Weighted average common shares outstanding (000s)	123,678	122,732	118,694	118,515

	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003
				(restated)
Product revenues	$15,407	$13,222	$22,035	$18,259
Engineering service and other revenue	5,763	2,817	7,118	9,907
Total revenue	$21,170	$16,039	$29,153	$28,166
Net loss	$(30,555)	$(37,163)	$(37,211)	$(31,192)
Net loss per share	$(0.26)	$(0.31)	$(0.31)	$(0.27)
Weighted average common shares outstanding (000s)	118,385	118,245	118,186	118,109

Summary of Quarterly Results:  There are no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods are affected primarily by the following factors:

•                  Engineering service and other revenue: Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted the first and second quarters of 2005 and each of the quarters of 2004 relative to the comparative periods in the prior year. Lower engineering service and other revenue during 2005 and 2004 reflect the completion of the current generation light-duty fuel cell engine development program and the early stages of the next generation vehicular fuel cell program.

•                  Loss on assets held for sale:  The net loss for the third quarter of 2004 was significantly impacted by a $23.1 million loss on assets held for sale related to the pending sale of BPSAG, partly offset by lower depreciation and amortization, as we ceased recording depreciation and amortization on assets held for sale.

•                  Loss on disposal and write-down of long-live assets:  The fourth quarter of 2004 included a write-down of $13.2 million of intellectual property. The net loss for the fourth quarter of 2004 and the fourth quarter of 2003 also reflects write-downs of investments of $2.5 million and $5.3 million, respectively.

•                  Operating Expenditures:  For the first and second quarters of 2005 and for each of the quarters in 2004, quarterly operating expenditures decreased relative to the corresponding periods in prior years, primarily due to the winding-down of the current generation light-duty engine program and the benefits of cost reduction initiatives and restructuring activities as well as lower depreciation in the third and fourth quarters of 2004.

•                  Depreciation and amortization: Depreciation and amortization in the first and second quarters of 2005 and third and fourth quarters of 2004 was lower because we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale. Depreciation and amortization in the first and second quarters of 2005 were also lower because of a write-down of intellectual property in December 2004.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2005 Annual Information Form and remain substantially unchanged.  Additional risks and uncertainties associated with the sale of BPSAG will be included in the proxy circular that will be sent to shareholders in the near future in connection with the shareholders meeting on August 29, 2005 to approve the sale of BPSAG.